                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
________________________________________________________________________________
________________________________________________________________________________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                               Gupta Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   0004032341
                                 (CUSIP Number)

                             Raymond L. Ocampo, Jr.
                     Senior Vice President, General Counsel
                            and Corporate Secretary
                           Oracle Systems Corporation
                               500 Oracle Parkway
                        Redwood City, California  94065
                                 (415) 506-5100
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                  July 19, 1994
            (Date of Event which Requires Filing of this Statement)
______________________________________________________________________________
______________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

This Report contains 4 pages.                      Page 1 of 4 Pages

CUSIP No.                      13D                     Page 2 of 4 Pages

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
           Oracle Systems Corporation
           IRS Employer Identification Number: 94-2871189

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

[ ]  (a)    N/A

[ ]  (b)    N/A

(3)  SEC Use Only ______________________________________________________
     ___________________________________________________________________

(4)  Source of Funds (See Instructions)      WC

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [X]

(6)  Citizenship or Place of Organization   Delaware

____________
  Number of      (7)  Sole Voting Power        280,500
   Shares
Beneficially     (8)  Shared Voting Power _______________________________
  Owned by            ___________________________________________________
    Each         (9)  Sole Dispositive Power   280,500
  Reporting
   Person       (10)  Shared Dispositive Power __________________________
    With              ___________________________________________________
____________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person    280,500

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)     2.4%

(14) Type of Reporting Person (See Instructions)   CO

CUSIP No.                        13D                      Page 3 of 4 Pages


   This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 18, 1994 by Oracle
Systems Corporation (the "Schedule 13D"). The class of equity securities to which this Amendment No. 1 relates is the Common Stock, no par value (the "Common Stock"), of Gupta Corporation, a California corporation
(the "Issuer"), with its principal executive offices located at 1060 Marsh Road, Menlo Park, California 94025.

Item 4. Purpose of Transaction.

   Item 4 of the Schedule 13D is hereby amended in its entirety to read in full as follows:

   "Oracle has entered into discussions with the management of the Issuer regarding the possible business combination of the Issuer with Oracle. Oracle's investment bankers met with the Board of the Issuer and its investment bankers on July 20, 1994 to discuss a combination, which could be effected through the use of cash, stock or a combination thereof. Oracle's investment bankers were advised that the Issuer would like additional time to evaluate its business and strategic alternatives prior to continuing the discussions. Oracle regards the discussions as ongoing.

   Oracle intends to continue its discussions with the Issuer concerning a possible business combination. Oracle is not able to predict the outcome of these discussions. Oracle's willingness to enter into a business combination with the Issuer is dependent on price, terms, the Issuer's business, financial condition, results of operations and prospects, general economic conditions and industry conditions, as well as other developments and investment opportunities.

   Oracle initially acquired the Securities because it believed that the Securities represented an attractive investment opportunity. Oracle will continue to evaluate its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and investment opportunities. Based upon such evaluation, Oracle will take such actions in the future as Oracle may deem appropriate in light of the circumstances existing from time to time. If Oracle believes that further investment in the Issuer is warranted, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer, either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Oracle may determine to dispose of some or all of the Securities currently owned by Oracle or otherwise acquired by Oracle, either in the open market or in privately negotiated transactions.

   Except as set forth above, Oracle has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition or control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above. Oracle, however reserves the right, either individually or together with one or more of the other shareholders of the Issuer, to determine in the future to take or cause to be taken one or more of such actions."


Item 5.  Interest in Securities of the Issuer.

   Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

   "As of July 18, 1994, Oracle held 915,500 shares of Common Stock, representing approximately 7.7% of the 11,915,109 shares of Common Stock outstanding as of May 10, 1994, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994. On July 19, 1994, Oracle sold in open-market transactions 430,000 shares of Common Stock, reducing its ownership to 485,500 shares of Common Stock, or 4.1% of the outstanding Common Stock. On July 20, 1994, Oracle sold in open-market transactions 205,000 shares of Common Stock, reducing its ownership to 280,500 shares of Common Stock, or 2.4% of the outstanding Common Stock. To the best of Oracle's knowledge, no other person named in Item 2 above beneficially owns any of the Issuer's Common Stock.

   During the 60 days prior to the date hereof, Oracle has effected the following purchases and sales of Common Stock, all of which were open-market transactions:

                          Purchase(P)             Number of                             Price
    Date                  or Sale(S)               Shares                             Per Share
    ----                 ------------           ------------                          ---------
June 10, 1994                 P                     85,000                              10.7500
June 13, 1994                 P                    150,000                              11.0250
June 14, 1994                 P                    113,000                              11.1250
June 15, 1994                 P                     72,500                              11.8001
June 16, 1994                 P                     35,000                              12.0001
June 17, 1994                 P                     45,000                              11.9446
June 20, 1994                 P                     20,000                              12.0000
June 20, 1994                 P                      5,000                              12.0008
June 21, 1994                 P                     35,000                              11.9911
June 23, 1994                 P                      5,000                              12.0008
July 7, 1994                  P                     65,000                               8.1538
July 8, 1994                  P                    100,000                               8.7125
July 11, 1994                 P                     60,000                               9.4792
July 13, 1994                 P                     25,000                              10.0002
July 14, 1994                 P                    100,000                              10.4910
July 19, 1994                 S                    430,000                              13.3840
July 20, 1994                 S                    205,000                              13.0670"

CUSIP No.                         13D                      Page 4 of 4 Pages

Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 20, 1994
                                        ORACLE SYSTEMS CORPORATION


                                        By /s/       Raymond L. Ocampo, Jr.
                                            Name:    Raymond L. Ocampo, Jr.
                                            Title:   Senior Vice President,
                                                     General Counsel and
                                                     Corporate Secretary